Exhibit 99.1

Phoenix New Media Announces Framework Agreement with Lilita

BEIJING, December 4, 2015 - Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that its affiliated consolidated entity Beijing Tianying Jiuzhou Network Technology Co., Ltd. (“Tianying Jiuzhou”) has entered into an Advertisement Cooperation Framework Agreement (“Framework Agreement”) with Beijing Phoenix Lilita Information Technology Co., Ltd. (“Lilita”), which is principally engaged in P2P lending and reward-based crowd-funding businesses. Pursuant to the Framework Agreement, Lilita agreed to place, and Tianying Jiuzhou agreed to launch, internet advertisements provided by Lilita from time to time on the websites and mobile apps operated by Tianying Jiuzhou.

Lilita, a limited liability company established under the laws of the PRC, is owned by Tianying Jiuzhou, Beijing Huibo Advertising Media Co., Ltd. (a wholly-owned subsidiary of Phoenix Satellite Television Holdings Limited), Mr. He Xin, Mr. Zhang Zhen, Beijing Guoke Dingxin Investment Centre and Beijing Wuwu Dongfang Ruitao Chuangye Investment Company Limited as to 5%, 5%, 76.67%, 10%, 2.5% and 0.83% respectively. Lilita may be deemed as a related party of the Company because a major shareholder of Lilita is the son-in-law of Mr. Changle Liu, the chairman of Phoenix Satellite Television Holdings Limited, which is the parent company of the Company (“Phoenix TV”). Phoenix TV has issued an announcement regarding the Framework Agreement as it may constitute continuing connected transactions under the listing rules of the Stock Exchange of Hong Kong Limited where Phoenix TV is listed.

The Framework Agreement amended the Cooperation Agreement originally entered into between Tianying Jiuzhou and Lilita on September 19, 2014, pursuant to which, among other things, Tianying Jiuzhou agreed to provide advertising services to Lilita for the period from September 19, 2014 to December 31, 2016 for an aggregate transaction amount not exceeding HK$4,800,000 on an annual basis. It was advised by Lilita that they achieved a substantial growth in their business in the first half of 2015, and therefore, the existing cap for advertising services set out in the Cooperation Agreement will no longer meet the business needs of Lilita. The Framework Agreement enlarged the scope of advertising services and increased the annual revenue cap for the calendar year ending December 31, 2015 to HK$17.5 million, increased the annual revenue cap for the calendar year ending December 31, 2016 to HK$38 million, and set the annual revenue cap for the calendar year ending December 31, 2017 to HK$57 million.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China.  Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited
Matthew Zhao
Email: investorrelations@ifeng.com

ICR, Inc.
In Beijing, China: Charles Eveslage
In New York City: Katherine Knight
Tel: +1 (646) 277-1276
Email: investorrelations@ifeng.com